

03054725

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

| OMB APPROVAL | |
|---|---|
| OMB Number: | 3235-0123 |
| Expires: | October 31, 2004 |
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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 27779 |

FACING PAGE
**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 01/01/2002 (MM/DD/YY) AND ENDING 12-31-2002 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Capital Management Securities, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7900 Xerxes Ave S, Suite 500
(No. and Street)

Minneapolis (City), Mn (State) 55431 (Zip Code)


SEC MAIL PROCESSING
RECEIVED
MAR 31 2003
WASH. D.C.

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Gregory A Stroh 952-893-1200
(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Blanski, Peter, Kronlage and Zoch PA
(Name – *if individual, state last, first, middle name*)

7500 Olson Memorial Highway Suite 200 Minneapolis, Mn 55427
(Address) (City) (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2003
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Gregory A. Stroh, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Capital Management Securities, Inc., as of 12-31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public



JEAN A. HURLBERT
Notary Public
Minnesota
My Commission Expires Jan. 31, 2005


This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

8-27779

**BPK&Z** BLANSKI PETER KRONLAGE & ZOCH, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

PHILLIP J. KRONLAGE, CPA
JOHN W. EDSON, CPA, CMA, CVA
DAVID J. THORP, CPA
DANIEL J. FREEMAN, CPA, MBA
JAMES C. WEHMHOFF, CPA
DAVID J. HERBECK, CPA/PFS, ChFC
JOHN C. CSARGO, CPA, MBT, CFP
GARY J. TURNQUIST, CPA

EUGENE F. BLANSKI, CPA
CONSULTANT

JAMES R. ZOCH, CPA
RETIRED

EDWARD H. PETER, CPA
(1929-1992)

## INDEPENDENT AUDITORS' SUPPLEMENTARY REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Capital Management Securities, Inc.
Bloomington, Minnesota

In planning and performing our audit of the financial statements and supplemental schedules of **Capital Management Securities, Inc.,** for the year ended December 31, 2002, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications and comparisons.
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

7500 Olson Memorial Highway • Suite 200 • Minneapolis, MN 55427
Telephone 763/546-6211 • Fax 763/546-2048 • Web Site www.bpkz.com • E-Mail cpa@bpkz.com

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be a material weakness as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Blaniski Petter Kowalge & Zoch, P.A.

January 22, 2003

# CAPITAL MANAGEMENT SECURITIES, INC.

## FINANCIAL STATEMENTS

## YEAR ENDED DECEMBER 31, 2002

**CAPITAL MANAGEMENT SECURITIES, INC.**
**YEAR ENDED DECEMBER 31, 2002**

## CONTENTS

BPK&Z BLANSKI PETER KRONLAGE & ZOCH, P.A.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS



**Board of Directors**
**Capital Management Securities, Inc.**
**Bloomington, Minnesota**

## INDEPENDENT AUDITORS' REPORT

We have audited the accompanying balance sheet of **Capital Management Securities, Inc.** as of December 31, 2002, and the related statements of operations, and changes in shareholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Capital Management Securities, Inc.** as of December 31, 2002, and the results of its operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained on Schedules I, II, III, IV and V is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Blanski Peter Kronlage & Zoch, P.A.

January 22, 2003

7500 Olson Memorial Highway • Suite 200 • Minneapolis, MN 55427
Telephone 763/546-6211 • Fax 763/546-2048 • Web Site www.bpkz.com • E-Mail cpa@bpkz.com

**CAPITAL MANAGEMENT SECURITIES, INC.**
**BALANCE SHEET**
**DECEMBER 31, 2002**

**ASSETS**

| | | |
|---|---|---|
| **Current assets:** | | |
| Cash and cash equivalents | $ | 69,646 |
| Accounts receivable | | 61,598 |
| Prepaid expenses | | 22,311 |
| Income taxes receivable | | 2,700 |
| Total current assets | | 156,255 |
| **Property and equipment:** | | |
| Funiture and fixtures | | 127,786 |
| Software | | 9,214 |
| | | 137,000 |
| Less accumulated depreciation and amortization | | 105,556 |
| | | 31,444 |
| **Non-current assets:** | | |
| Deferred income tax asset | | 7,600 |
| | $ | 195,299 |

See notes to financial statements

## LIABILITIES AND SHAREHOLDERS' EQUITY

| | |
|---|---|
| **Current liabilities:** | |
| Commissions payable | $ 25,690 |
| Accounts payable | 5,529 |
| Accrued payroll taxes | 14,564 |
| Deferred income tax liability | 9,500 |
| Total current liabilities | 55,283 |
| | |
| **Commitments and contingencies (Note 2)** | |
| | |
| **Shareholders' equity:** | |
| Common stock, $0.01 per share; 1,000,000 shares authorized, 12,214 shares issued and outstanding | 122 |
| Additional paid in capital | 57,252 |
| Retained earnings | 82,642 |
| | 140,016 |
| | $ 195,299 |

**CAPITAL MANAGEMENT SECURITIES, INC.**
**STATEMENT OF OPERATIONS**
**YEAR ENDED DECEMBER 31, 2002**

| | Amount | Percent of Sales |
|---|---|---|
| **Revenue:** | | |
| Commissions | $ 167,856 | 16.4 % |
| Investment company shares | 611,503 | 59.8 |
| Space rent income | 42,000 | 4.1 |
| Interest | 1,797 | .2 |
| Other | 199,040 | 19.5 |
| | 1,022,196 | 100.0 |
| **Operating expenses:** | | |
| Salaries and payroll taxes | 296,157 | 29.0 |
| Employee benefits | 5,856 | .6 |
| Advertising | 757 | .1 |
| Commissions | 449,052 | 44.0 |
| Depreciation and amortization | 12,429 | 1.2 |
| Dues and subscriptions | 16,730 | 1.6 |
| Equipment rental | 30,951 | 3.0 |
| Insurance | 43,654 | 4.3 |
| Interest expense | 1,301 | .1 |
| Miscellaneous | 3,137 | .3 |
| Office supplies and printing | 11,310 | 1.1 |
| Postage | 8,978 | .9 |
| Professional services | 4,301 | .4 |
| Regulatory expenses | 17,354 | 1.7 |
| Rent | 93,989 | 9.2 |
| Repairs and maintenance | 7,074 | .7 |
| Telephone | 22,953 | 2.2 |
| Trading error | 735 | .1 |
| Training and education | 2,365 | .2 |
| Travel and entertainment | 7,900 | .8 |
| | 1,036,983 | 101.5 |
| **Loss before income taxes** | (14,787) | (1.5) |
| **Income tax benefit** | (4,400) | (.4) |
| **Net loss** | $ (10,387) | (1.0) % |

See notes to financial statements

**CAPITAL MANAGEMENT SECURITIES, INC.**
**STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY**
**YEAR ENDED DECEMBER 31, 2002**

| | Common Stock | | Additional | | |
|---|---|---|---|---|---|
| | Number of Shares | Amount | Paid-In Capital | Retained Earnings | Total |
| Balance, December 31, 2001, previously reported | 122 | $ 122 | $ 57,252 | $ 81,775 | $ 139,149 |
| Change in deferred taxes (note 6) | | | | (6,600) | (6,600) |
| Change in depreciation method (note 6) | | | | 17,854 | 17,854 |
| Balance, December 31, 2001, restated | 122 | 122 | 57,252 | 93,029 | 150,403 |
| Net loss | | | | (10,387) | (10,387) |
| Balance, December 31, 2002 | 122 | $ 122 | $ 57,252 | $ 82,642 | $ 140,016 |

See notes to financial statements

**CAPITAL MANAGEMENT SECURITIES, INC.**
**STATEMENT OF CASH FLOWS**
**YEAR ENDED DECEMBER 31, 2002**

**INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS**

| | | |
|---|---|---|
| **Cash flows from operating activities:** | | |
| Net loss | $ | (10,387) |
| Adjustments to reconcile net loss to net cash and cash equivalents used by operating activities: | | |
| Depreciation and amortization | | 12,429 |
| Deferred income taxes | | (4,700) |
| (Increase) decrease in assets: | | |
| Accounts receivable | | (17,978) |
| Prepaid expenses | | (1,284) |
| Income taxes receivable | | (5,691) |
| Increase (decrease) in liabilities: | | |
| Commissions payable | | (12,045) |
| Accounts payable | | (741) |
| Accrued payroll taxes | | 12,771 |
| Net cash used by operating activities | | (27,626) |
| **Cash flows from investing activities:** | | |
| Equipment purchased | | (8,912) |
| Net cash used by investing activities | | (8,912) |
| **Net decrease in cash and cash equivalents** | | (36,538) |
| **Cash and cash equivalents, beginning** | | 106,184 |
| **Cash and cash equivalents, ending** | $ | 69,646 |
| **Supplemental disclosures of cash flow information:** | | |
| Cash paid during the year for: | | |
| Interest | $ | 1,301 |
| Income taxes | $ | 5,991 |

See notes to financial statements

CAPITAL MANAGEMENT SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2002

1. **Summary of significant accounting policies:**

Nature of operations:

**Capital Management Securities, Inc. (the Company)** was a division of Capital Management Associates Inc., which was incorporated on April 7, 1975. The Company was separately incorporated on December 5, 1988 as a part of restructuring. The Company is a licensed broker-dealer under the jurisdiction of the National Association of Security Dealers (NASD). The Company buys and sells listed and unlisted securities; municipal, corporate and government bonds; mutual fund shares; and provides other financial services. The Company, as an introducing broker-dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker-dealer and promptly transmits all customer funds and securities to the clearing broker-dealer which carries all the accounts of such customers.

Use of estimates:

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States of America. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenue and expenses. Actual results could vary from the estimates that were used.

Cash and cash equivalents:

The Company considers cash in its bank accounts and cash invested in the Company's savings account as cash equivalents.

Accounts receivable and allowance for doubtful accounts:

Accounts receivable represents amounts due from affiliated brokers. Items over 30 days old are considered past due. The balance of accounts receivable past 30 days as of December 31, 2002 was $818. The Company does not charge service charges for past-due balances.

An allowance for doubtful accounts has not been established as of December 31 2002. Based upon management's analysis of outstanding accounts receivable as of December 31, 2002 and the Company's past collection experience, an allowance is not considered necessary by management.

Property and equipment:

Property and equipment are carried at the lower of depreciated cost or net realizable value. Depreciation and amortization are being provided on the straight-line method, over the estimated useful life of the asset. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. When items of property or equipment are sold or retired, the related cost and accumulated depreciation or amortization is removed from the accounts and any gain or loss is included in income.

Recognition of revenue:

Commission income from sales of securities is recorded on the trade date.

CAPITAL MANAGEMENT SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEAR ENDED DECEMBER 31, 2002

**1. Summary of significant accounting policies (continued):**

Income taxes:

Income taxes are provided for tax effects of transactions reported in the financial statements and consist of taxes currently refundable or due plus deferred taxes related to temporary differences between the bases of certain assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be deductible or taxable, when the assets and liabilities are recovered or settled. Temporary differences relate primarily to net operating loss carry forwards, basis differences on depreciable assets, and differences associated with cash basis reporting versus accrual basis reporting.

**2. Commitments and contingencies:**

Operating leases:

The Company renegotiated its office space lease during December, 2002. Monthly base rent as of December 31, 2002 is $6,825 decreasing to $5,456 April, 2003. The current lease expires June 30, 2008. During the term of the lease, the monthly base rent increases annually in December (beginning in 2004). Terms of the lease also require the Company to pay for its share of taxes and operating expenses. Facility rent expense for the year ended December 31, 2002 was $60,157.

The Company has also entered into various operating leases for equipment. Equipment rent expense for the year ended December 31, 2002 was $28,256. Monthly equipment rent commitment as of December 31, 2002 is $2,240. Equipment lease commitment includes a related party phone lease with a shareholder of the Company with monthly payments of $180 through November, 2005.

Minimum future lease payments as of December 31, 2002 under non-cancelable operating leases are:

| Year Ending December 31, | Office Facility | Equipment | Total |
|---|---|---|---|
| 2003 | $ 71,361 | $ 24,605 | $ 95,966 |
| 2004 | 68,058 | 14,533 | 82,591 |
| 2005 | 70,577 | 6,732 | 77,309 |
| 2006 | 73,085 | 4,752 | 77,837 |
| 2007 | 75,594 | 1,188 | 76,782 |
| Thereafter | 71,412 | | 71,412 |
| | $ 430,087 | $ 51,810 | $ 481,897 |

**CAPITAL MANAGEMENT SECURITIES, INC.**
**NOTES TO FINANCIAL STATEMENTS (CONTINUED)**
**YEAR ENDED DECEMBER 31, 2002**

3. **Related party transactions:**

The Company shares its facilities and expenses with a sister company. Expenses are allocated between the two entities based on gross revenues. During 2002 approximately $67,000 or one-half of common expenses were allocated to the Company's sister company. The majority of the expenses are paid by the Company, and the sister entity reimburses the Company for its share of the expenses monthly.

4. **Major customers and suppliers:**

The Company has two major customers which accounted for approximately 49% of the Company's revenues during the year ended December 31, 2002. As stated above, the Company clears all transactions with and for customers on a fully disclosed basis with one clearing broker-dealer.

5. **Income taxes:**

The Company's net deferred tax asset and liability at December 31, 2002 consist of:

| | Federal | State | Total |
|---|---|---|---|
| Deferred income tax asset | $ 6,200 | $ 1,400 | $ 7,600 |
| Deferred income tax liability | (6,800) | (2,700) | (9,500) |
| | $ (600) | $ (1,300) | $ (1,900) |

The components of the provision for income taxes at December 31, 2002 were:

| | Federal | State | Total |
|---|---|---|---|
| Current income tax expense | $ (0) | $ (300) | $ (300) |
| Deferred income tax expense | (7,400) | (2,800) | (10,200) |
| NOL carryforwards | 11,500 | 3,400 | 14,900 |
| Income tax benefit | $ 4,100 | $ 300 | $ 4,400 |

The amount of federal income tax expense attributable to continuing operations differs from the amount of expense that would result from applying domestic federal statutory rates to pre-tax income from continuing operations primarily due to permanent differences of non-deductible expenses and the effect of state minimum fees.

At December 31, 2002 for income tax purposes, the Company has federal income tax loss carryforwards of approximately $51,000 which expire 2022 and state income tax loss carryforwards of approximately $41,000 which expire 2017, which are available to offset future taxable income.

CAPITAL MANAGEMENT SECURITIES, INC.
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
YEAR ENDED DECEMBER 31, 2002

6. **Change in accounting method and restatement of prior period information:**

The Company has changed its method of depreciating its property and equipment from an income-tax basis method to a generally accepted accounting method to reflect the lower of depreciated cost or net realizable value using the straight-line method over the estimated useful lives of the assets. The Company has also elected to recognize and record deferred income taxes. Therefore, the beginning retained earnings balance has been adjusted to reflect the cumulative effect of these changes.

The effect of the restatements on the balance sheet as of December 31, 2001 is as follows:

| | As Previously Reported | Effect of Restatement | As Restated |
|---|---|---|---|
| **ASSETS** | | | |
| Total current assets | $ 170,830 | $ | $ 170,830 |
| Property and equipment, net of depreciation and amortization | 17,108 | 17,854 | 34,962 |
| | $ 187,938 | $ 17,854 | $ 205,792 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | |
| Total current liabilities | $ 48,789 | $ 6,600 | $ 55,389 |
| Shareholder's equity: | | | |
| Common stock | 122 | | 122 |
| Additional paid-in-capital | 57,252 | | 57,252 |
| Retained earnings | 81,775 | 11,254 | 93,029 |
| | $ 187,938 | $ 17,854 | $ 205,792 |

CAPITAL MANAGEMENT SECURITIES, INC.
COMPUTATION OF NET CAPITAL, BASIC NET CAPITAL
REQUIREMENT AND AGGREGATE INDEBTEDNESS
SCHEDULE I
DECEMBER 31, 2002

## NET CAPITAL

| | | |
|---|---|---|
| Total stockholders' equity | $ | 140,016 |
| Liabilities subordinated to claims of general creditors | | - |
| Total capital and allowable subordinated liabilities | | 140,016 |
| Non-allowable assets | | |
| Non-allowable accounts receivable | | 3,038 |
| Prepaid expenses | | 22,311 |
| Fixed assets - net | | 31,444 |
| Haircut - 2% | | 274 |
| Total non-allowable assets | | 57,067 |
| Net capital | $ | 82,949 |

## BASIC NET CAPITAL REQUIREMENT

| | | |
|---|---|---|
| Liabilities | $ | 55,283 |
| Required percent | | 6.667% |
| Computed basic net capital requirement | $ | 3,686 |
| Minimum net capital required | $ | 25,000 |
| Net capital (from above) | | 82,949 |
| Excess capital over minimum | $ | 57,949 |

## COMPUTATION OF AGGREGATE INDEBTEDNESS

| | | |
|---|---|---|
| A. Indebtedness | $ | 55,283 |
| B. Net capital | | 57,949 |
| Percent of debt to net capital (A divided by B) | | 95.4% |

## CAPITAL MANAGEMENT SECURITIES, INC.
## RECONCILIATION OF NET CAPITAL PER AUDIT REPORT TO NET CAPITAL PER FOCUS REPORT
## SCHEDULE II
## DECEMBER 31, 2002

| | Per Audit Report | Per FOCUS Report | Difference | Explanation |
|---|---|---|---|---|
| Shareholders' equity | $ 140,016 | $ 130,982 | $ 9,034 | 1. |
| Plus subordinated debt | - | - | - | |
| Less non-allowable assets | (56,793) | (48,756) | (8,037) | 2. |
| Net capital before securities haircut | 83,223 | 82,226 | 997 | |
| Haircut on money market funds | 274 | 274 | - | |
| Net capital | $ 82,949 | $ 81,952 | $ 997 | |

Explanation:

1. Net audit adjustments - see page 14

2. Non-allowable assets included in net audit adjustments (fixed assets)

**CAPITAL MANAGEMENT SECURITIES, INC.**
**RECONCILIATION OF AUDITED BALANCE SHEET**
**TO BALANCE SHEET PER FOCUS REPORT**
**SCHEDULE III**
**DECEMBER 31, 2002**

| | | Per Audit Report | | Per FOCUS Report | | Difference | Explanation |
|---|---|---|---|---|---|---|---|
| Assets | | | | | | | |
| Cash and cash equivalents | $ | 69,646 | $ | 69,646 | $ | - | |
| Accounts receivable | | 61,598 | | 61,598 | | - | |
| Prepaid expenses | | 22,311 | | 25,311 | | (3,000) | 1. |
| Income tax receivable | | 2,700 | | | | 2,700 | 1. |
| Property and equipment, net | | 31,444 | | 20,407 | | 11,037 | 2. |
| Deferred income tax asset | | 7,600 | | | | 7,600 | 3. |
| Total assets | $ | 195,299 | $ | 176,962 | $ | 18,337 | |
| Liabilities and Equity | | | | | | | |
| Commissions payable | $ | 25,690 | $ | 25,690 | $ | - | |
| Accounts payable and accrued expenses | | 20,093 | | 20,290 | | (197) | 4. |
| Deferred income tax liability | | 9,500 | | | | 9,500 | 3. |
| Common stock and paid in capital | | 57,374 | | 57,374 | | - | |
| Retained earnings | | 82,642 | | 73,608 | | 9,034 | |
| Total liabilities and equity | $ | 195,299 | $ | 176,962 | $ | 18,337 | |

Explanation:

1. To reclass prepaid income taxes ($3,000) and adjust for income tax expense ($300)

2. To change depreciation method to GAAP (prior period $17,854 and current period ($6,817)) (see Note 6 in disclosures)

3. To establish deferred income tax asset and liablity

4. To accrue bonuses to employees ($2,803) and adjust for income tax accrual (($3,000))

## CAPITAL MANAGEMENT SECURITIES, INC.
## RECONCILIATION OF COMPUTATION OF NET CAPITAL AND THE COMPUATION FOR DETERMINATION OF THE RESERVE REQUIREMENTS OF THE SECURITIES AND EXCHANGE COMMISSION
## SCHEDULE IV
## DECEMBER 31, 2002

The Company operates on a fully disclosed basis under Rule 15c3-1 Subparagraph (a)(2) and does not hold client/customer funds or securities. Thus, no reconciliation is necessary.

**CAPITAL MANAGEMENT SECURITIES, INC.**
**INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION**
**SCHEDULE V**
**DECEMBER 31, 2002**

The Company is exempt from Rule 15c3-3 under Subparagraph k(2)(ii) and does not possess, control or otherwise hold client/customer funds or securities.